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                                                                         ANNEX A

                    [LETTERHEAD OF WARBURG DILLON READ LLC]

                                              July 25, 1999

The Board of Directors and
  Special Committee of the Board of Directors
Fuisz Technologies Ltd.
14555 Avion at Lakeside
Chantilly, Virginia 22021

Dear Members of the Board of Directors and Special Committee:

    We understand that Fuisz Technologies Ltd. ("Fuisz") is considering a transaction whereby (i) Biovail Corporation International ("Biovail") will cause ABCI Acquisition Sub. Corporation, an indirect wholly owned subsidiary of Biovail ("Sub"), to commence a tender offer to purchase such number of shares of the common stock, par value $0.01 per share, of Fuisz ("Fuisz Common Stock" and, such tender offer, the "Tender Offer") as will cause Biovail and its affiliates to beneficially own up to 49%, but not less than 40%, of the outstanding shares of Fuisz Common Stock, at a purchase price of $7.00 per share, net to the seller in cash (the "Cash Consideration") and (ii) subsequent to the Tender Offer, Sub will be merged with and into Fuisz (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each outstanding share of Fuisz Common Stock not previously tendered and not owned directly or indirectly by Biovail or Fuisz will be converted into the right to receive that number of shares (the resulting number, the "Exchange Ratio" and, together with the Cash Consideration, the "Consideration") of the common stock, no par value, of Biovail ("Biovail Common Stock") to be determined as follows: (a) if the average of the daily closing prices per share of Biovail Common Stock on the New York Stock Exchange ("NYSE") Composite Transactions Reporting System for the 15 trading days ending on the date immediately prior to the second full NYSE trading day immediately preceding the closing date of the Merger (the "Average Trading Price") is less than $45.000, then the Exchange Ratio will equal 0.1556;
(b) if the Average Trading Price is greater than or equal to $45.000, but less than or equal to $58.625, then the Exchange Ratio will equal a fraction determined by dividing $7.00 by the Average Trading Price; (c) if the Average Trading Price is greater than $58.625 but less than or equal to $62.810, then the Exchange Ratio will equal 0.1194; and (d) if the Average Trading Price is greater than $62.810, then Exchange Ratio will equal a fraction determined by dividing $7.50 by the Average Trading Price. The terms and conditions of the Transaction are more fully set forth in the Agreement and Plan of Merger, dated as of July 25, 1999, among Biovail, Sub and Fuisz (the "Merger Agreement").

    You have requested our opinion as to the fairness, from a financial point of view, of the Consideration to be received in the Transaction by holders of Fuisz Common Stock (other than Biovail and its affiliates).

    Warburg Dillon Read LLC ("WDR") has acted as financial advisor to the Special Committee in connection with the Transaction and will receive a fee for its services, a significant portion of which is contingent upon the consummation of the Transaction and a portion of which is payable upon the delivery of this opinion. In the ordinary course of business, WDR, its successors and affiliates may trade securities of Fuisz and Biovail for their own accounts and, accordingly, may at any time hold a long or short position in such securities.

    Our opinion does not address Fuisz's underlying business decision to effect the Transaction or constitute a recommendation to any stockholder of Fuisz as to whether or not such stockholder should tender shares of Fuisz Common Stock in the Tender Offer or how such stockholder should vote with respect to the Merger. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of the Merger Agreement and the obligations thereunder, or the form of the Transaction.
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The Board of Directors and

  Special Committee of the Board of Directors

Fuisz Technologies Ltd.

July 25, 1999

Page 2

We express no opinion as to what the value of Biovail Common Stock will be when issued pursuant to the Merger or the price at which Biovail Common Stock will trade or otherwise be transferable subsequent to the Merger. In rendering this opinion, we have assumed, with your consent, that each of Fuisz, Biovail and Sub will comply with all material terms of the Merger Agreement, as applicable, and that the Transaction will be validly consummated in accordance with its terms. In connection with our engagement, at your direction, we were not requested to, and we did not, solicit third party indications of interest with respect to the acquisition of all or a part of Fuisz. We have been advised by representatives of Fuisz that, prior to our engagement, Fuisz received an indication of interest in the purchase of the outstanding shares of Fuisz Common Stock from another third party which reflected a higher per share purchase price than the Consideration to be received in the Transaction and which the Special Committee and the Board of Directors determined not to pursue as a result of various conditions and other factors. The Special Committee and the Board of Directors have therefore instructed us not to consider such indication of interest in arriving at our opinion.

    In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to Fuisz and Biovail; (ii) reviewed certain internal financial information and other data relating to the businesses and financial prospects of Fuisz and Biovail, including estimates and financial forecasts prepared by the management of Fuisz and estimates and financial forecasts prepared by the management of Biovail as adjusted by Fuisz, that were provided to us by Fuisz and Biovail and not publicly available; (iii) conducted discussions with members of the senior managements of Fuisz and Biovail; (iv) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business we believe to be generally comparable to those of Fuisz and Biovail;
(v) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions which we believe to be generally relevant; (vi) reviewed the Merger Agreement; and (vii) conducted such other financial studies, analyses, and investigations, and considered such other information as we deemed necessary or appropriate.

    In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information provided to or reviewed by us for the purpose of this opinion and have, with your consent, relied on its being complete and accurate in all material respects. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Fuisz or Biovail, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of Fuisz and Biovail as to the future performance of Fuisz and Biovail. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us, as of the date of this letter.

    Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Consideration to be received in the Transaction by the holders of Fuisz Common Stock (other than Biovail and its affiliates) is fair, from a financial point of view, to such holders.

                                          Very truly yours,

                                          WARBURG DILLON READ LLC